

August 20, 2012

Via E-mail
Ian F. Smith
Executive Vice President,
And Chief Financial Officer
Vertex Pharmaceuticals Incorporated
130 Waverly Street
Cambridge, Massachusetts 02139

Re: Vertex Pharmaceuticals Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
File No. 000-19319

Dear Mr. Smith:

We have reviewed your July 11, 2012 response to our June 26, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results Of Operations
Operating Costs and Expenses
Cost of product revenues, page 63

1. Refer to your response to our comments two and five. Please tell us how you considered the guidance in ASC 730-10-15-4 a. through e. in determining that classifying the drug supply costs incurred prior to 2011totaling $203.8 million as research and development expenses in your statements of operations complies with GAAP.

Ian F. Smith
Vertex Pharmaceuticals Incorporated
August 20, 2012
Page 2

2. Refer to your response to our comment three. In your response you state that, as of January 1, 2011, you had expensed, in periods prior to 2011, $84 million in INCIVEK inventory which you refer to as "Zero Cost Inventory". You state that these Inventory costs were charged to R&D expense in your Statements of Operations for periods prior to 2011 because you had not received FDA approval to commercialize INCIVEK until May 2011. Further you state that this inventory is to be sold to your customers when they reach the finished goods stage and that the future Revenue from Product Sales of this $84 million in "Zero Cost Inventory" approximates $1.8 billion. Finally you stated that this inventory should be sold by the end of 2013 although your table on page 6 indicates that there would still be $10 million in inventory at December 31, 2013. We have the following additional comments:

- To the extent that costs included in the $84 million are not part of the drug supply costs referred to in comment one above, tell us how you considered the guidance in ASC 730-10-15-4 a. through e. in determining that classifying these costs incurred prior to 2011 as research and development expenses in your statements of operations complies with GAAP.
- Tell us why a material portion of the $112.4 million and $126.9 million Inventory at December 31, 2011 and March 31, 2012 should not be classified as "non-current" assets since your accounting is on a FIFO basis and you estimate that you will still have over $10 million of "Zero Cost Inventory" unsold at December 31, 2013.
- Tell us what the shelf life is for INCIVEK and why you believe you will be able to realize inventory held at December 31, 2011, March 31, 2012 and June 30, 2012.

3. We have the following comments regarding the $78 million reserve you recorded for the quarterly period ended June 30, 2012 "to reserve against the potential for excess INCIVEK inventory":

- Tell us how you considered the guidance in ASC 330-10-50-2 which indicates that it would be desirable to separately identify the $78 million charge in your statement of operations.
- Please clarify what is meant by "reserve against the potential for excess INCIVEK inventory" to indicate whether and, if so, to what extent it refers to the carrying value of inventory or to expected future sales returns under your policy of allowing products to be returned up to twelve months after the labeled expiration date.
- Tell us if you believe there is excess inventory in your distribution channel and whether you expect to incur a material increase in INCIVEK product returns.
- Describe the events and timeline leading to your decision to record the $78 million reserve in the quarter ended June 30, 2012.
- Provide us analyses demonstrating why a similar charge was not necessary at either December 31, 2011 and/or at March 31, 2012. In your response, tell us the facts and circumstances that existed before issuing the financial statements for

Ian F. Smith
Vertex Pharmaceuticals Incorporated
August 20, 2012
Page 3

> those dates that supported your assertion that inventory amounts reflected on the December 31, 2011 and March 31, 2012 balance sheets were stated at lower of cost or market.   In doing so, please address your statement in the April 26, 2012 "Earnings Call" that INCIVEK Revenues of $357 million, down from $456.8 million in the 4th Quarter of 2011, were "affected by a reduction of approximately $22 million in inventory levels by wholesalers between December 31, 2011, and March 31, 2012."

4. On page 41 of your Form 10-Q for the period ended June 30, 2012, you state "we recorded within cost of product revenues a $78.0 million charge for excess and obsolete INCIVEK inventories, which included an accrual for estimated expenses related to our non-cancelable purchase commitments." We have the following comments:
    * Please name these "non-cancelable" purchase commitments and provide us a description of the key terms and commitments included therein.
    * Clarify if they contain mandatory minimum periodic purchases of product and, if so, summarize those commitments and explain why they were not included in your Form 10-K disclosure and Contractual Obligations table.
    * Describe the source, nature and amount of the "accrual for estimated expenses" referred to above.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant